AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 2008

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PCL EMPLOYEES HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

Alberta	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5410 – 99 Street

Edmonton Alberta, T6E 3P4 Canada

(Address of principal executive offices)

Universal 2008 Class 1 Employee Common Share Purchase Plan

Universal 2008 Class 3 Employee Common Share Purchase Plan

Regular 2008 Class 1 Employee Common Share Purchase Plan

Regular 2008 Class 3 Employee Common Share Purchase Plan

(Full title of the Plan)

Gordon D. Maron

5410 – 99 Street

Edmonton, Alberta, T6E 3P4

Canada

(Name and address of agent for service)

(780) 733-5000

(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Class 1 Common Shares	2,110,000	CAD $23.50	CAD $49,585,000	US $3,423
Class 3 Common Shares	1,540,000	CAD $23.50	CAD $36,190,000
TOTAL:	3,650,000		CAD $85,775,000	US $3,423

(1)	Represents the maximum number of shares that may be issued under the Registrant’s Universal 2008 Class 1 Employee Common Share Purchase Plan, Universal 2008 Class 3 Employee Common Share Purchase Plan, Regular 2008 Class 1 Employee Common Share Purchase Plan, and Regular 2008 Class 3 Employee Common Share Purchase Plan. In addition, an indeterminate number of shares that may be issued by reason of stock splits, stock dividends or similar transactions is also registered hereby in accordance with Rule 416 under the Securities Act of 1933, as amended.

(2)	The proposed maximum aggregate offering price of CAD $85,775,000 has been converted to U.S.$87,107,749 based on the inverse of the noon buying rate quoted on March 6, 2008 in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York to determine the amount of registration fee.

P R O S P E C T U S

2,110,000 CLASS 1 COMMON SHARES

1,540,000 CLASS 3 COMMON SHARES

PCL EMPLOYEES HOLDINGS LTD.

This Prospectus relates to the offering by PCL Employees Holdings Ltd. of up to 2,110,000 Class 1 Common Shares and up to 1,540,000 Class 3 Common Shares to employees of PCL Employees Holdings Ltd. and its subsidiaries (“PCL” or the “Company”) pursuant to its 2008 Employee Share Purchase Plans (the “Plans”). Please see “Summary of the Plans” on page 11 for a description of the Plans.

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars; references to “dollars” or “$” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. As at March 6, 2008, the noon rate as quoted by the Federal Reserve Bank of New York was $0.9847 equals US$1.00. Except as otherwise indicated, financial information regarding PCL Employees Holdings Ltd. is presented in Canadian dollars.

The price per share at which common shares are offered under the Plans is $23.50. This price was determined in accordance with the PCL Employees Holdings Ltd. Unanimous Shareholder Agreement (the “Unanimous Shareholder Agreement”). No commissions or other compensation will be paid in connection with the sale of the common shares. If all Class 1 and Class 3 Common Shares offered under the Plans are purchased, the total proceeds to PCL would be $85,775,000.

THERE IS NO COMMERCIAL MARKET FOR THESE SHARES. IN MOST INSTANCES THE ONLY PARTY TO WHICH THESE SHARES MAY BE SOLD IS THE COMPANY. PROSPECTIVE NEW EMPLOYEE SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE UNANIMOUS SHAREHOLDER AGREEMENT WHERE THE RESTRICTIONS ON THE SALE OF THESE SECURITIES ARE MORE FULLY DESCRIBED. SEE “SUMMARY OF UNANIMOUS SHAREHOLDER AGREEMENT” BEGINNING ON PAGE 16.

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS A CRIME TO MAKE ANY REPRESENTATION TO THE CONTRARY.

Our shares are not listed on any securities exchange or quoted on an interdealer quotation system.

THE DATE OF THIS PROSPECTUS IS MARCH 10, 2008

No person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation, or in any jurisdiction where such solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

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CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

Statements made in this Prospectus and the information incorporated by reference into this Prospectus that are not historical factual statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); Section 27A of the Act; and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include, but are not limited to, those described under the heading “Risk Factors” below. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

ii

PROSPECTUS SUMMARY

Shares Available

Under Plans:	2,110,000	Class 1 Series 2008 Common Non-Voting Shares
	3,130,000	Class 2 Series 2008 Common Non-Voting Shares
	1,540,000	Class 3 Series 2008 Common Voting Shares
	450,000	Class 4 Series 2008 Common Voting Shares

7,230,000

Price:	$23.50 per share.

Use of Proceeds:	The net proceeds to PCL will be used for general corporate purposes.

Subscriptions:	An offering letter and subscription materials accompany this Prospectus. Eligible employees who wish to purchase shares pursuant to the Plans must complete and return the subscription materials within the time period specified in the offering letter to the Treasury Supervisor at the Company’s North American Headquarters in Edmonton, Alberta, Canada. See “How to Purchase Shares” on page 14.

Voting Rights:	The Class 1 and the Class 2 Common Shares are non-voting. Holders of these shares will not be entitled to vote at shareholder meetings but in all other respects rank equally with the voting shares. The Class 3 and the Class 4 Common Shares are voting shares. Please see “Description of Common Shares” on page 15.

Dividends:	PCL Employees Holdings Ltd. plans to pay a regular dividend of at least $0.10 per share once a year, normally in February. The dividends actually paid in any year may vary from this $0.10 per share value and are determined by PCL’s Board of Directors (the “Board”) based on a variety of factors, including the results of operations of PCL and its need for capital resources. Based on these and other factors, PCL Employees Holdings Ltd. paid a dividend of $8.60 per share on February 15, 2008. For a history of dividends in recent years, please refer to “Selected Financial Data” on page 6 of PCL’s Annual Report on Form 20-F for the fiscal year ended October 31, 2007, a copy of which either accompanies this Prospectus or was previously provided.

Share Restrictions:	The voting and non-voting shares are issued subject to the Unanimous Shareholder Agreement. This agreement restricts the sale of the securities. In most instances the only market for these securities is through resale to the Company. Restrictions on the sale of these securities are more fully described in the Unanimous Shareholder Agreement included with this offering for those employees not currently shareholders. Please see “Summary of Unanimous Shareholder Agreement” on page 16.

Risk Factors:	An investment in PCL involves significant risks. Please refer to “Risk Factors” beginning on page 3.

Valuation:	The value of the common shares is set by management and approved by the Board once each year, usually in January, in accordance with Section XI of the Unanimous Shareholder Agreement. The issue price for the common shares offered under the Plans is $23.50/share after giving effect to the payment of the dividends on February 15, 2008 ($8.60/share). The value of the common shares before declaration of the dividends ($32.10/share) exceeds the net book value at October 31, 2007 ($28.22/share) by $3.88/share.

The Company:	PCL Employees Holdings Ltd. is a holding company whose subsidiaries carry on business as widely diversified holding, investment, asset management, construction and general contracting companies. The Company and its predecessors have been engaged in construction since 1906 and PCL has grown to become the dominant contractor in many markets. Based on total construction volume, Heavy Construction News On-Site Magazine has ranked PCL as the top general contractor in Canada for more than 25 years. Engineering News Record ranks PCL 8th (once again, based on total volume) among the top 400 contractors in the United States.

PCL Employees Holdings Ltd. was incorporated on April 25, 1977 and is owned by employees of subsidiaries or affiliates or by directors of PCL or by holding companies controlled by such persons. Prior to the issuance of shares described in this Prospectus, the Company had 2,499 shareholders.

The corporate office for PCL Employees Holdings Ltd., PCL Construction Holdings Ltd. and PCL Construction Group Inc. is located in Edmonton, Alberta. The head office for PCL Construction Enterprises, Inc. is located in Denver, Colorado. Construction operations are conducted by subsidiary companies from 12 Canadian cities, 13 United States cities and Nassau, Bahamas.

For additional information regarding PCL and its business, please refer to our Annual Report on Form 20-F, a copy of which either accompanies this Prospectus or was previously provided and is incorporated herein by reference.

References throughout this Prospectus to “we,” “us,” “our” and similar words refer to the Company.

RISK FACTORS

Purchasing shares in PCL Employees Holdings Ltd. pursuant to the Plans involves a high degree of risk. Each eligible employee should purchase our shares under the Plans only if he or she is able to withstand the loss of his or her entire investment. In addition to other information set forth in this Prospectus, the issues and risks described below should be considered carefully before you make an investment in our common stock.

We work in a highly competitive marketplace.

The construction industry as a whole has historically been very competitive. The Company competes with other major contractors as well as numerous mid-size and smaller contractors in the United States and Canada. New work securement and contract profitability is dependent on the general state of the economy in each of our markets. Fluctuating demand cycles are typical of the construction industry, and such cycles determine to a large extent the degree of competition for available projects. A contractor’s competitive position is based primarily on its prices for construction services, its ability to obtain performance bonds, its financial strength, and its reputation for quality, timeliness, and experience. In addition, public sector contracts are normally required by law to be awarded to the lowest capable and responsive bidder. Competition for work is particularly intense during economic downturns. Intense competition may result in lower profit margins and commercially unfavorable contractual terms, increasing the risk of losses to the Company as a result of unforeseen problems and unbudgeted costs.

Our fixed price contracts subject us to the risk of project cost overruns.

The Company undertakes a significant number of fixed price construction contracts under which we agree to perform a project for a definite, predetermined price regardless of our actual costs. Fixed price contracts present the risk that our actual costs may exceed those estimated for the project, the result being a decrease in profit margin or in extreme cases, a loss on the project.

The Company has developed and maintains procedures and controls during the bidding process to manage the risks associated with this type of work to the greatest extent possible. However, some factors during the construction phase of projects are beyond management’s direct control and are difficult to forecast, including changes in the business environment, changes to laws and regulations, exceptionally bad weather or other unanticipated natural conditions, world shortages of material supply, labor unrest, and bankruptcy of subcontractors. There can be no assurance that the Company will be able to perform its obligations under fixed price contracts without incurring losses. If the Company was to significantly underestimate the cost of one or more fixed price contracts, the resulting losses could have a materially adverse effect on the Company.

As at October 31, 2007, 71% (2006 – 68%; 2005 – 56%) of the backlog of work to be completed, measured by expected gross revenues, was under fixed price construction contracts.

PCL’s backlog is subject to unexpected adjustments and is, therefore, an uncertain indicator of our future performance.

The Company’s backlog of incomplete construction work under contract at October 31, 2007 was $7.2 billion (2006 – $5.6 billion; 2005 – $4.9 billion). It cannot be assured that the revenues projected in the backlog will be realized or, if realized, will result in profits. Projects may remain in the backlog for an extended period of time prior to project execution and, once project execution begins, it may occur unevenly over the current and multiple future periods. Project terminations, suspensions or reductions in scope may occur from time-to-time with respect to contracts reflected in the backlog. The uncertainty of project timing can present difficulties in matching our workforce size with our contract needs. If expected project execution is delayed or terminated, we could incur costs resulting from reductions in staff or redundancy of facilities that would reduce profits. Some backlog reductions would adversely affect the revenue and profit actually received from contracts reflected in backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of the backlog and the revenues and profits that is actually earned.

Reductions in public funding could have a negative impact on our business.

A substantial portion of our billings is derived from public sector projects. In 2007, approximately 27% (2006 – 26%; 2005 – 37%) of our billings came from contracts with federal, state, provincial and local governments.

Government contracts present risks of termination for convenience, adjustment of payments received, restrictions on ability to compete for government work and funding constraints.

The following risks are inherent in federal, state, provincial and local government contracts:

a)	Because laws in the United States generally permit government agencies to terminate a contract for convenience, the Company’s government clients in the United States may terminate contracts with little or no prior notice.

b)	Our U.S. government clients may audit contract payments received for several years after these payments are made. Based on these audits, these clients may adjust or demand repayment of funds previously received. None of the audits performed to date on PCL’s government contracts resulted in any significant adjustments to the financial statements. It is possible that a future audit could have a materially adverse effect on our consolidated financial statements.

c)	The Company’s ability to earn revenues from existing and future government projects will depend upon the availability of funding from government agencies. In times of worsening economic conditions, governments and government agencies face increased budget constraints, reducing their ability and willingness to commit funds to new construction projects. The Company cannot control whether those agencies will fund or continue funding the outstanding projects.

A significant reduction in our public sector work due to any one or combination of factors listed above would adversely affect our business, operating results and financial condition.

If we are found to have violated the terms of our government contracts or applicable statutes and regulations in the United States, we are subject to the risk of suspension or debarment from government contracting activities, which could have a material adverse effect on our business and results of operations.

Many of our projects are funded under federal, state, provincial or local government contracts. If we fail to comply with the terms of one or more of our government contracts or governmental statutes or regulations in the United States, or if any of our companies or employees are indicted or convicted on criminal charges (including misdemeanors) relating to any of our government contracts in the United States, in addition to any civil or criminal penalties and costs we may incur, we could be suspended or debarred from government contracting activities in the United States for a period of time. Some U.S. federal and state statutes and regulations provide for automatic debarment in certain circumstances, such as upon a conviction for a violation. The suspension or debarment in any particular case may be limited to the facility, contract or subsidiary involved in the violation or could be applied to the whole PCL family of companies if the circumstances were deemed severe enough. Even a narrow suspension or debarment could result in negative publicity that could adversely affect our ability to secure new contracts, both with governments and private customers, which could have materially adverse affects on our business and results of operations.

The Company’s joint venture partners may not be able to meet their obligations.

The Company participates in various construction joint ventures. Generally, each construction joint venture is formed to accomplish a specific project, jointly controlled by the joint venture partners and dissolved upon completion of the project. The Company selects its joint venture partners based on its analysis of the prospective venturer’s construction and financial capabilities, expertise in the type of work to be performed and past working relationships with the Company, among other criteria. The Company and its joint venture partners commonly execute joint venture agreements which serve to spread risk among participating companies with agreements that typically stipulate that the participating companies will supply their proportionate share of the necessary operating funds for the project (e.g. the cost of equipment) and will share the profits or losses in accordance with specified percentages. Each of the participants in a joint venture is usually liable to the client for completion of the entire project in the event of default by any of the other joint venturers. The success of the Company’s joint ventures depends on the satisfactory performance by its joint venture partners related to their joint venture obligations. The Company regularly evaluates the financial stability of its joint venture partners; however, if any of the joint venture partners fail to satisfactorily perform its joint venture obligations as a result of financial or other difficulties, the joint venture to which such joint venturer is a partner may be unable to adequately perform or deliver its contracted services. Under these circumstances, the Company may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for the Company with respect to the joint venture.

Our success depends on attracting and retaining qualified personnel and subcontractors in a competitive environment.

The Company is highly dependent on the availability of experienced staff, skilled workers, and qualified subcontractors for which there is significant competition from other construction services firms. From time to time, particularly when the level of construction activity is high in a particular area, the Company faces shortages in all of these categories. The Company’s inability to attract and retain experienced staff, skilled workers, and qualified subcontractors could impede its ability to secure additional work and complete existing engagements on schedule, in which event it may lose market share and its revenue and profits could decline.

Increases in the cost of raw materials negatively impact our business.

The cost of raw materials is a significant component of our operating expenses. Because we are often unable to pass such increases in the costs of raw materials through to our customers, such increases represent additional costs and negatively impact our results of operations. Recently, various Asian countries have emerged as powerful global forces that are affecting construction markets world-wide due to their sheer size and increasing demand for raw materials to sustain their rapidly growing economies. The global availability of basic construction materials such as steel and cement have been impacted by the massive requirements in Asia, the consequences being price fluctuations, periodic supply shortages, and overall price escalation. These conditions have added significant risk for many vendors and subcontractors, who in some cases will not guarantee price or availability for long-term contracts. This in turn increases the risk for general contractors, who typically are not able to pass such risks on to the owner under lump-sum contracts.

Our design-build contracts subject us to additional risk.

Our design-build contracts subject the Company to liability to property owners for project design and construction. In all instances, project design is done either by a joint venture partner or is subcontracted to an architect/engineer and the extent of the design risks assumed is dependent upon the applicable joint venture agreement (as described in the risk factor related to our joint venture relationships above) or subcontract arrangement. However, the Company, as the design-build contractor or joint venture participant, is ultimately responsible for the accuracy and completeness of the project plans and specifications.

Many of our contracts subject us to the risk of damages resulting from delays.

Many construction contracts contain deadlines for completion of a project, or various phases of a project, to which the contract relates and impose penalties for failing to complete the project or phase by the required date. The Company attempts to negotiate in its contracts waivers of consequential damages arising from delays, including damages for loss of use, loss of product, loss of revenue and loss of profit. However, on some contracts, PCL is required to undertake responsibility for liquidated damages for failure to meet contract schedules. Although the Company has not incurred material penalties for liquidated damages during the past three fiscal years, we may incur such penalties in the future. Such penalties for liquidated damages may be significant and could negatively affect our financial condition or results of operations. In addition, projects that are not completed on schedule further reduce profitability because staff must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or behind schedule may also lead to client dissatisfaction.

PCL’s construction field activities are generally performed outdoors. Certain weather conditions and natural or other disasters, such as fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of its field activities and may hinder the ability of its office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continue to be incurred. Any delay in the completion of PCL’s field, office, and/or other activities may require it to incur additional costs attributable to overtime work necessary to meet its client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, PCL’s net revenue and profitability may be adversely affected.

An inability to obtain bonding would have a negative impact on our operations and results.

Some of our construction contracts require us to post payment and performance bonds written by qualified surety companies guaranteeing our completion of the project and the payment of workers, subcontractors and vendors. The cost of such bonds may be included as a project cost passed along to the client. Historically we have had and continue to have good relationships with our sureties and have a strong bonding capacity. However, the issuance of bonds under any bonding facilities is at the sureties’ sole discretion. Bonds may be more difficult to obtain in the future or they may only be available at significant additional cost. There can be no assurance that bonds will continue to be available to us on reasonable terms. Although we have not been unable to obtain bonding, our inability to procure such bonds for any reason in the future would limit our ability to bid for new projects.

It can be difficult or expensive to obtain the insurance we need for our business operations.

As part of business operations, the Company maintains insurance both as a corporate risk management strategy and in order to satisfy the requirements of many of our contracts. Our risk management personnel continuously monitor the developments in the insurance market. The financial stability of the insurance provider is one of the major factors that is considered when buying insurance coverage. Currently, insurance is purchased from several of the world’s leading and most financially stable providers, often in layered insurance arrangements. The built-in redundancy of such arrangements usually enables us to call upon existing insurance suppliers to fill gaps that may arise if other such suppliers become financially unstable. However, insurance products go through market fluctuations and can become expensive and sometimes very difficult to obtain. Although in the past the Company has generally been able to cover our insurance needs, there can be no assurances that the Company can secure all necessary or appropriate insurance in the future. Failure to obtain such insurance could lead to uninsured losses or limit our ability to pursue some construction contracts, both of which could have a materially adverse effect on results or financial condition.

Claims against the Company could have a material adverse impact on our financial condition or results of operations.

Disputes arise frequently in the ordinary course of business in the construction industry. Disputes may include claims against PCL based upon alleged defects in performance under contracts or claims by PCL against customers who refuse to pay contract amounts based on alleged breaches by PCL. Litigation often requires substantial expenditures for legal and consulting fees, and equally or more importantly, requires significant management time and energy that otherwise would be focused on other projects or pursuing new opportunities. PCL incurred legal fees of $9.4 million in fiscal 2007 (2006 – $6.1 million; 2005 – $7.4 million), in relation to claims both for and against the Company. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, such programs will not protect us fully from all risks and liabilities.

The Company does not recognize revenue for disputed bills until payment has been made, and we reserve for claims asserted against PCL in our financial statements. A partially or completely uninsured claim, if successful and of a significant magnitude, could have a materially adverse effect on our financial condition or results of operations. The total value of judgments and negotiated settlements relating to claims against PCL that were not covered by insurance in fiscal 2007 was $5.2 million (2006 – $18.9 million; 2005 – $1.0 million).

We may incur liabilities under environmental laws and regulations as a result of our operations.

Our operations are subject to compliance with the regulatory requirements of federal, provincial, state and local agencies and authorities in the United States, Canada and the Bahamas relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the United States Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. While we have not incurred material environmental liabilities in the past, there can be no assurance that our operations will not result in such liabilities in the future and that such liabilities will not have a materially adverse effect on our business and financial condition. Moreover, these laws and regulations may become more stringent, or may be more stringently enforced in the future, which could increase our costs of operations and reduce our profitability.

Actual results may differ from estimates and assumptions made in preparing financial statements.

PCL recognizes contract revenue using the percentage of completion method. Under this method, the ratio of actual cost of work performed to date to current estimated total contract costs is applied to the estimated net contract profit to determine the amount of profit currently recognized. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to cost and income and are recognized in the period in which such adjustments are determined. The Company recognizes the full amount of an estimated loss where current estimates indicate an ultimate loss on a project. On a historical basis, PCL believes that reasonably reliable estimates of the progress towards completion on its long term contracts have been made and, to date, percentage of completion accounting adjustments have not materially affected PCL’s financial results. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Further, in order to prepare financial statements in conformity with generally accepted accounting principles in the United States and Canada, the Company is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of the assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates include:

a)	recognition of contract revenues, costs, profit or losses in applying the percentage-of-completion method of accounting as discussed above;

b)	recognition of recoveries under contract change orders;

c)	collectibility of billed accounts receivable and unbilled work-in-process accounts and allowances for doubtful accounts;

d)	estimated amounts for anticipated project losses, warranty costs and contract close-out costs;

e)	income tax provisions and related valuation allowances; and

f)	accruals for other estimated liabilities.

Actual results could differ from the estimates and assumptions used to prepare the financial statements.

Inadequate internal controls or disclosure controls may result in events that could adversely affect the business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatements in the financial statements and related disclosures. Such inadequate controls could also result in system downtime, backlogs, fraud, or the inability to continue PCL’s business operations. The Company has procedures in place for ongoing evaluation of internal controls and disclosure controls over financial reporting, but there can be no assurance that such controls will fully safeguard the Company against the risks described above.

If fraud occurs and remains undetected, PCL may have a material loss of assets or misstatement in its financial statements.

Fraud may occur and remain undetected resulting in a material loss of assets and/or misstatement in the financial statements and related disclosures. PCL has implemented various business policies and procedures to protect itself against potential fraud risks, including its code of ethics entitled “Code of Conduct,” which is attached as Exhibit 11.1 to the Annual Report filed by the Company on Form 20-F with the Securities and Exchange Commission (the “SEC”) on January 25, 2008. However, there can be no assurance that such policies and procedures will fully safeguard the Company against the risks associated with fraud.

Our reputation is an integral part of our business.

Reputation risk is the risk to earnings from negative public opinion. Negative public opinion can result from actual or alleged misconduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosure or quality of products and services. PCL has implemented various business conduct policies addressing actual or alleged misconduct, including its code of ethics entitled Code of Conduct. Each employee, officer and director of PCL and its affiliates and subsidiaries attends a compulsory training program on the Code of Conduct, and commits to abide by the Code of Conduct by signing a receipt and acknowledgement form. Each of those persons also commits to abide by all the policies referenced in the Code of Conduct that are relevant to that person. Violations will be the cause for corrective action, which may result in disciplinary action up to and including termination of employment.

No public trading market exists for our shares.

No public trading market exists for shares of the Company. Shares of the Company are not listed on any stock exchange or other regulated market. Each of the Company’s shareholders is a party to a Unanimous Shareholder Agreement which, among other things, restricts the shareholders’ ability to transfer shares of the Company, restricts ownership of shares of the Company by corporations, grants options to the Company to purchase shares of the Company under certain circumstances, establishes obligations on the Company to purchase shares of the Company under certain circumstances and grants a right of first refusal to the Company to purchase shares of the Company that a shareholder proposes to transfer to a third party. The Unanimous Shareholder Agreement includes a formula for establishing the price at which our shares are to be purchased by the Company. For additional information, please see “Summary of Unanimous Shareholders Agreement” on page 16.

Shareholders in the United States may not be able to enforce civil liabilities against PCL and its directors and executive officers.

PCL is incorporated under the laws of the Province of Alberta, Canada, and all of PCL’s directors and a majority of PCL’s executive officers are residents of Canada. Consequently, it may be difficult for United States shareholders to effect service of process within the United States upon PCL and its directors or upon those executive officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States federal securities laws. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against PCL or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against PCL or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder’s claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court and do not arise from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government, provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. court except, for example, where:

a)	no real or substantial connection can be established between the cause of action and the U.S. court where the judgment was rendered, resulting in the U.S. court having no jurisdiction according to applicable Canadian law;

b)	the judgment was subject to ordinary remedies or subject to appeal, judicial review or any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) ;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; or

f)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

SUMMARY OF THE PLANS

The shares offered pursuant to this Prospectus will be offered in accordance with the terms and conditions of the Plan documents. Each employee is advised to read the Plan documents carefully and consider their possible effect on his or her investment before deciding to purchase shares offered hereunder. The following summary provides an overview of the Plans that will assist employees in reading and understanding the Plan documents. Reading the summary is no substitute for reading the Plan documents. The summary is qualified in its entirety by reference to the full text of the Plan documents, which are attached as exhibits hereto.

Since its inception, PCL Employees Holdings Ltd. has been owned by employees and directors of PCL Employees Holdings Ltd. and its subsidiaries and affiliates (including Employee’s Corporations as defined below). In order to provide new employees with an opportunity to participate in ownership and to provide continuing employees with an opportunity to increase their ownership, the Board has followed the practice of adopting annual employee share purchase plans pursuant to which common shares are made available for purchase from the Company by employees. Participation in such plans is limited to salaried employees. Those plans are of two types: (i) “Universal Plans” under which shares are available to certain salaried employees, subject to a maximum number of shares that may be purchased by a given employee each year and in the aggregate under all Universal Plans; and (ii) “Regular Plans” under which shares of stock are offered to certain salaried employees approved by the Chief Executive Officer of the Company (the “CEO”), based on various criteria, including position, performance and existing share ownership.

For 2008, the Board has established the following Plans:

•	Universal 2008 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2008 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Universal 2008 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 1 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 2 Non-Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 3 Voting Employee Common Share Purchase Plan.

•	Regular 2008 Class 4 Voting Employee Common Share Purchase Plan.

As discussed under “Description of Common Shares” on page 15, the Class designations relate to whether the shares are non-voting (Classes 1 and 2) or voting (Classes 3 and 4) and whether the shares are offered to employees in the Bahamas and/or all or part of the United States (Classes 1 and 3) or Canada (Classes 2 and 4).

The Plans became effective on January 23, 2008, the date on which the Board adopted the Plans. The Company’s shareholders must approve the Plans within 12 months after the Board adopted the Plans. The Plans will continue until the first to occur of (1) termination of the Plans by the Board (which may occur at any time) or (2) October 31, 2008, the end of the Company’s 2008 fiscal year.

The Board (or any committee appointed by the Board) administers the Plans and may, at any time, amend, terminate or extend the term of any of the Plans, except that no amendment may be made without approval of the Company’s shareholders before or within 12 months after the adoption of such amendment if such amendment would (1) increase the number of shares that may be issued under the Plans or (2) extend the term of such Plan.

The Board determines in its sole discretion whether each qualifying employee will be offered voting or non-voting shares under the applicable Universal Plans, and the CEO determines, in his sole discretion after taking into account criteria determined by the Board from time to time (including position, performance and existing share ownership), whether each qualifying employee will be offered voting or non-voting shares under the Regular Plans and, if so, how many shares will be offered to such employees. Most of the shares offered under the Plans are non-voting.

Under the 2008 Universal Plans, salaried qualifying employees who are employed on a full-time or part-time basis by PCL as of a qualifying date established by the Company are eligible to purchase up to 100 or 70 shares, respectively, in multiples of 10 shares and subject to a minimum purchase of 50 shares. The maximum aggregate number of shares that either type of employee may purchase under previous and the 2008 Universal Plans in all years is 400. Once that maximum is reached, the employee is ineligible to purchase further shares under the 2008 Universal Plans. The number of shares offered to an eligible employee under the Regular Plans in any one year depends on the employee’s target code as described below, their district/department manager’s recommendation that they be offered shares, and the availability of shares at that particular time. Each employee group job classification (position, title) has had assigned to it a share target code which relates to the upper limit of shares an individual can own over time while they are functioning within that area of responsibility. If an employee advances to higher level positions, their upper limit for share ownership increases accordingly. An employee may be offered a percentage of their share target code each year that their district/department manager recommends that they should be offered shares. When an employee has purchased the maximum number of shares in their share target code, they will not be offered more shares as part of the annual regular share offer. Allocations for the annual regular share offering are in addition to the Universal Share Purchase Program explained above. The right to purchase shares under the Plans cannot be assigned.

A total of 280,000 common shares are available under the 2008 Universal Plans, consisting of 110,000 Class 1 shares, 130,000 Class 2 shares and 40,000 Class 3 shares. Under the 2008 Regular Plans, a total of 6,950,000 common shares will be made available for purchase, consisting of 2,000,000 Class 1 shares, 3,000,000 Class 2 shares, 1,500,000 Class 3 shares and 450,000 Class 4 shares. These shares, as well as the purchase price for these shares (which is determined as described below), are subject to proportional adjustment by the Board, in its sole discretion, for stock splits, common stock dividends, recapitalizations, combinations or any other increases or decreases in the number of issued and outstanding common shares affected without receipt of any consideration by the Company.

The purchase price at which the Company will sell shares pursuant to these Plans will be based on the Adjusted Consolidated Book Value, as defined below and determined in accordance with the Company’s Unanimous Shareholders Agreement. Please see the section titled, “Summary of Unanimous Shareholder Agreement – Company Rights and Obligations to Repurchase Shares” beginning on page 17 for additional information. Based on its most recent calculation of the Adjusted Consolidated Book Value, the Board has determined that the purchase price for the shares offered under the Plans is $23.50 per share.

The amount of the purchase price for shares purchased under Universal Plans is loaned to the employee by PCL Constructors Inc. to employees resident in Canada and by PCL Construction Enterprises, Inc. to employees resident in the United States (both of which are subsidiaries of the Company) and those loans are repaid by payroll deductions in equal amounts over a period of three years. The employee executes a promissory note for the purchase price, which becomes due (if not repaid sooner) upon termination of employment, grants an option to the Company to repurchase the shares in the event of default by the employee under the promissory note and grants security to the lender in respect of the proceeds of sale under the option.

The purchase price for shares purchased under the Regular Plans is payable in full at the time of purchase in Canadian funds (subject, however, to the CEO’s right to modify the method, but not the amount or timing, of payment). Subject to normal credit approvals, a number of banks have historically been willing to finance the purchase of shares by PCL employees.

The Company will issue a certificate representing shares purchased under a Plan as promptly as practicable after the employee delivers the purchase price for the shares to the Company. If, however, a participant’s employment with the Company or any of its subsidiaries is terminated for any reason, including disability or death (but excluding an intercompany transfer of the employee, sick leave, military leave or any other leave of absence approved by the

Board), prior to the actual issuance of a certificate for any Plan shares, the former employee’s rights to purchase Plan shares will immediately terminate and the Company will return any payment received from the former employee for such shares.

Prior to purchasing shares, an employee must become a party to the Unanimous Shareholder Agreement, which greatly restricts the transferability of the shares. Please see “Summary of Unanimous Shareholder Agreement” on page 16.

The Company intends to offer qualifying employees the opportunity to purchase shares under the Plans on one or more occasions during the year, as the Company may determine. An eligible employee may purchase shares under a Plan on only one such occasion. Approximately 3,184 salaried employees will be offered the opportunity to purchase shares under the 2008 Regular Plans. The Company sends a letter to each employee who is eligible to purchase shares under a Plan advising him or her of the number of shares available. That notice includes appropriate forms for use by the employee in purchasing shares and establishes deadlines and procedures for electing to purchase shares. The deadline that has been set by which an employee must elect to purchase shares under the 2008 Plans is April 14, 2008. The CEO is authorized to modify or waive compliance with such deadlines and procedures.

The Plans are not subject to any provisions of the Employee Retirement Income Security Act of 1974, nor are they qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plans are governed by Alberta law.

The foregoing description relates to the Company’s historical practice with respect to employee share purchase plans and to the Plans adopted for 2008. The Company is not required to make shares available to employees in any future year and, if it determines to do so, the terms on which such shares are offered may differ from those described above.

HOW TO PURCHASE SHARES

This Prospectus is accompanied by an offering letter and subscription materials that each employee must complete and return to the Company in order to purchase shares in the offering.

Eligible employees who wish to participate in the Universal Plan share offering, must determine the number of shares they wish to purchase (subject to certain minimum and maximum purchase requirements described under “Summary of The Plans” beginning on page 11), complete and submit the subscription materials, consisting of a completed and signed subscription form, a signed promissory note properly witnessed, a signed security agreement properly witnessed, a signed option agreement properly witnessed, and, if this is the employee’s first purchase of shares of the Company, a signed Unanimous Shareholder Agreement, properly witnessed. These items must be delivered to the Treasury Supervisor at the Company’s North American Headquarters in Edmonton, Alberta, Canada, by April 14, 2008. Loans for shares purchased under Universal Plans are repaid for by payroll deductions in equal installments over a period of three years. The employee executes a promissory note for the purchase price, which becomes due (if not repaid sooner) upon termination of employment. The employee must also grant an option to the Company to repurchase the shares in the event of default by the employee under the promissory note and grant security to the Company in respect of the proceeds of sale under the option. If the employee chooses not to participate, he or she is required to return the offering package, along with a form enclosed herewith signed and dated by the employee indicating that he or she does not want to subscribe to the Universal Plan share offering, to the Treasury Supervisor at North American Headquarters in Edmonton, Alberta, Canada.

Eligible employees who are selected and wish to participate in the Regular Plan share offering must determine the number of shares they wish to purchase (subject to certain minimum and maximum purchase requirements described under “Summary of The Plans” beginning on page 11), complete and submit the subscription materials, consisting of a completed and signed subscription form, and, if this is the employee’s first purchase of shares of the Company, a signed Unanimous Shareholder Agreement, properly witnessed, along with a check drawn on a Canadian bank or a bank draft payable to the Company in Canadian funds and the name of the bank providing financing for the share purchase, if applicable. These items must be delivered to the Treasury Supervisor at the Company’s North American Headquarters in Edmonton, Alberta, Canada, by April 14, 2008. If the employee chooses not to participate, the employee is required to return the offering package, along with a form enclosed herewith signed and dated by the employee indicating that the employee does not want to subscribe to the Regular share offering, to the Treasury Supervisor at North American Headquarters in Edmonton, Alberta, Canada.

Once payment for the shares has been accepted in full, the Company notifies its transfer agent to issue the share certificate to the shareholder.

USE OF PROCEEDS

The net proceeds of the sale of common shares pursuant to the Plans will be used for general corporate purposes. If all 7,230,000 of the shares available under the Plans for 2008 are purchased, the proceeds to PCL will be $169,905,000. PCL cannot predict with certainty the number of shares that will be purchased by employees under the Plans or the number of shares that it will repurchase during 2008 pursuant to the Unanimous Shareholder Agreement.

DESCRIPTION OF COMMON SHARES

PCL Employees Holdings Ltd. is authorized to issue an unlimited number of Class 1, Class 2, Class 3 and Class 4 common shares. Class 1 and 2 shares are non-voting and Class 3 and 4 shares are voting. Class 1 and 3 shares are offered to employees in the Bahamas and the U.S. and Class 2 and 4 shares are offered to employees in Canada. The shares of each Class are issued in Series, with the Series designation corresponding to the year in which the series was offered to employees. Thus, a Class 1, Series 2008 common share would be a non-voting share that was offered to an employee in the U.S. in 2008.

Except for the difference in voting rights noted above, all common shares have equal rights. The holders of common shares are entitled to receive dividends out of the funds legally available therefor, when, as and if declared by the Board, and to share ratably in any distribution of assets to the shareholders upon liquidation of the Company. The holders of common shares do not have preemptive rights. To accommodate geographic moves by employees, the shares of each Class are convertible into the analogous Class issued in the other country. For example,

Class 1 non-voting shares (originally issued to employees in the U.S.) are convertible into Class 2 non-voting shares (issuable to employees in Canada) and vice-versa. The common shares are not subject to any other conversion, surrender, modification or amendment rights, other than as provided by law.

All common shares are subject to the Unanimous Shareholder Agreement. As described below, that agreement significantly limits the ownership and transfer of common shares.

SUMMARY OF UNANIMOUS SHAREHOLDER AGREEMENT

Prior to purchasing shares under the Plans, each employee must have executed the Unanimous Shareholder Agreement, which applies to all shares owned or acquired by the employee. Each employee is advised to read the document carefully and consider its possible effect on his or her investment before deciding to purchase shares. The Unanimous Shareholder Agreement is long and complex. The following summary has been simplified to provide an overview that will assist employees in reading and understanding this agreement. Reading the summary is no substitute for reading the agreement itself. The summary is qualified in its entirety by reference to the full text of the Unanimous Shareholder Agreement, a copy of which has been provided, or is provided with this Prospectus, to each qualifying employee under the Plans.

THERE IS NO COMMERCIAL MARKET FOR THE SHARES. GENERALLY, SHARES CAN ONLY BE SOLD TO THE COMPANY IN ACCORDANCE WITH THE TERMS OF THE UNANIMOUS SHAREHOLDER AGREEMENT. THE COMPANY MAKES NO EXPRESSED OR IMPLIED GUARANTEE THAT IT WILL REPURCHASE ANY OR ALL COMMON SHARES AT ANY TIME, EXCEPT AS REQUIRED UNDER THE UNANIMOUS SHAREHOLDER AGREEMENT. FURTHER, IT MAKES NO REPRESENTATION OR WARRANTY AS TO THE PRICE AT WHICH THE SHARES MAY BE REPURCHASED. THE PRICE WILL BE DETERMINED IN ACCORDANCE WITH THE UNANIMOUS SHAREHOLDER AGREEMENT.

References to Sections, Articles and Paragraphs in the following summary indicate the Section, Article or Paragraph of the Unanimous Shareholder Agreement in which the provision summarized appears.

Restriction on Issuance of Shares

The Company can only issue shares to employees and directors of PCL Employees Holdings Ltd. and its subsidiaries and affiliates. (Articles 2.01 and 2.06.) References in this summary to employees include, subject to certain limitations, directors of the Company’s subsidiaries and affiliates and Employee’s Corporations (including a director’s corporation which would be an Employee’s Corporation if the director was an employee), as described on page 18. As described under “Employee’s Corporations” below, employees are allowed, subject to Board approval, to hold certain shares in their personal corporations; no other corporation may be issued shares. (Paragraph 2.01.02.) No shareholder (or related group of shareholders) may own more than 11% of PCL Employees Holdings Ltd.’s outstanding voting shares. (Paragraph 2.01.04.)

Restriction on Transfer and Encumbrance of Shares

Shares may not be transferred, voluntarily or involuntarily, without the approval of the Board. There are exceptions for transfers upon death. (Paragraph 2.02.01.) The Board can give or withhold consent to a transfer in its sole discretion, except that the Board is required to consent to a transfer pursuant to the provisions described below under “Company Rights and Obligations to Repurchase.” (Paragraph 2.02.02.)

A shareholder may not pledge or otherwise encumber shares except to a Canadian or U.S. bank (subject to certain requirements), to ATB Financial or another lender approved by the Board. The terms of the loan secured by a pledge of shares must require the lender to release the shares upon payment of an amount not greater than the price at which the Company would have the right to purchase the shares as described under “Company Rights and Obligations to Repurchase Shares” below. If the shareholder defaults on the loan, the lender may, in order to realize the value of the shares, hold the shares or sell them to another person eligible to own shares under the Unanimous Shareholder Agreement, but any such sale is subject to the rights of the Company described under “Company Rights and Obligations to Repurchase Shares” below. (Article 2.03.)

All share certificates bear a legend indicating that they are non-negotiable and that the shares are subject to the Unanimous Shareholder Agreement. (Article 2.04.) The certificates also bear a legend referring to the restrictions on transfer imposed by U.S. securities laws, which, of course, apply only if the transfer in question is subject to U.S. law.

Indemnity and Release

The Unanimous Shareholder Agreement permits the Company to indemnify the shareholders, directors, managing directors and officers of PCL Employees Holdings Ltd. and its subsidiaries and affiliates against liabilities and expenses they incur while acting as such, unless they acted with the subjective intent of doing wrong. Similarly, none of such persons are liable to the shareholders for actions taken in those capacities unless they acted with the subjective intent of doing wrong. (Section IV.)

Company Rights and Obligations to Repurchase Shares

The Company has the obligation or right (subject to applicable laws) to repurchase shares in certain situations. The Company has the option to purchase the shares of, among others, a shareholder (i) who ceases to be an employee for any reason other than death or disability, including dismissal or resignation, (ii) whose shares are seized or transferred pursuant to court order or who becomes bankrupt, (iii) who breaches certain provisions of the Unanimous Shareholder Agreement, or (iv) that is a corporation that ceases to be controlled by an employee or director of the Company or its subsidiaries or affiliates. That option can be exercised at any time after the occurrence of certain triggering events, including those set forth in the previous sentence. (Section VI.) The Company is obligated (subject to applicable laws) to repurchase the shares of an employee in a limited number of situations, including situations involving a willing seller who is an employee that reaches the age of 64 while still a shareholder (Section VII), or the death or disability (as defined in the Unanimous Shareholder Agreement (Paragraph 6.01.01(a)(iii))) of the employee. The agreement establishes detailed procedures for the exercise of these options and the closing of the purchase. (Section VI.)

The purchase price for any shares that the Company has the obligation or option to purchase pursuant to the preceding paragraph is the “Adjusted Consolidated Book Value” of the shares, as determined by the Board (Article 11.01.), divided by the number of shares issued and outstanding at the time of purchase, less the amount of any dividends paid or payable to the shareholder by the Company and not previously taken into account. The Adjusted Consolidated Book Value equals the book value of the shares indicated on the Company’s audited consolidated financial statements as of the end of the Company’s most recent fiscal year, with the following adjustments:

•	fixed assets are written up or down to fair market value, as determined by the Board;

•	adjustments are made to reflect the tax effects of a deemed sale of the Company’s fixed assets at fair market value;

•	goodwill in an amount determined by the Board is added; and

•	dividends declared after the end of the most recent fiscal year are deducted.

The Adjusted Consolidated Book Value determined by the Board each year remains in effect until a new determination is made in the following year. (Paragraph 11.01.03.) The purchase price is payable against delivery of the share certificates. (Article 6.04.)

Based on this formula, the Board has determined that the purchase price for the shares offered under the Plans is $23.50 per share.

In addition, the Company has a right of first refusal to purchase any shares that a shareholder proposes to transfer to a third party. (Section VIII.) The purchase price is the lesser of the Adjusted Consolidated Book Value (determined as described above) or the amount offered by the third party. The agreement establishes detailed procedures that the shareholder and the Company must follow with respect to this right of first refusal. If the Company does not exercise its right of first refusal, the shares can be sold to the third party in an arms-length transaction on the terms offered to the Company, subject to applicable securities laws, but the shares remain subject to all provisions of the Unanimous Shareholder Agreement. (Article 8.05.)

Employee’s Corporations

The Unanimous Shareholder Agreement permits employees, subject to Board approval, to have shares issued to an “Employee’s Corporation,” which is a corporation of which the employee owns more than 50% of the voting stock free of any trust or agreement that prevents the employee from exercising unfettered voting discretion. (Paragraph 1.01.01(i).) Events that affect an employee (e.g., termination of employment) are treated as events affecting the Employee’s Corporation for purposes of applying the provisions of the Unanimous Shareholder Agreement. For example, if the employee dies or becomes disabled, the Company would be obligated (subject to applicable laws) to purchase the shares owned by the Employee’s Corporation. (Paragraph 6.03.01(a).) The employee of the Company who owns an Employee’s Corporation is required to personally guarantee his or her corporation’s compliance with the agreement. (Article 14.13 and Schedule B.)

Amendment

The Unanimous Shareholder Agreement may be amended at a meeting of the shareholders at which a quorum of 50% or more of all outstanding shares are represented and at which 70% or more of the votes cast are in favor of amendment. In a vote on a proposed amendment, all common shares, voting and non-voting alike, are entitled to vote and have one vote per share. An amendment so approved is binding on all shareholders (Article 14.07.)

Other Miscellaneous Provisions

Each shareholder appoints the Company as attorney-in-fact to sign documents that such shareholder is obligated to sign under the agreement. (Article 14.02.) If a shareholder breaches the agreement, he or she is obligated to pay the legal costs incurred by the Company and its subsidiaries and affiliates in enforcing the agreement (by seeking an injunction, damages, or other remedies). (Article 14.03.) Current and former shareholders agree not to disclose confidential information concerning the Company, its subsidiaries or its affiliates, with certain exceptions. (Article 14.10.) The Company may designate another person to purchase any shares that it is required or entitled to purchase under the Unanimous Shareholder Agreement. (Article 14.11.) The agreement is governed by Alberta Law. (Article 14.16.)

Unanimous Shareholder Agreement in Practice

Since the inception of the Company’s employee share ownership program, the Company has purchased all shares that it has had an option or a right of first refusal to purchase or, subject to applicable laws, that it had an obligation to purchase under the Unanimous Shareholder Agreement. The Company expects to continue to repurchase all shares that become available to it under the agreement. The Company desires to limit its shareholders to employees. The main purpose of the provision allowing shares to be sold to a third party if the Company does not exercise its right of first refusal is to facilitate the financing of purchases by employees under the Regular Share Purchase Plan. The Company believes that lenders who provide such financing are more comfortable if they know that they can attempt to sell the shares taken as collateral to a third party if the Company elects not to purchase. The Company is not contractually obligated to purchase all shares that it has the option or a right of first refusal to purchase, and there are some circumstances (relating to its financial condition) in which it would be legally prohibited from repurchasing its shares. The Company does not currently foresee any set of circumstances in which it would not exercise its option or right of first refusal to repurchase.

Upon repurchase of shares in accordance with the Unanimous Shareholder Agreement shareholders who are residents in Canada will be deemed to receive a dividend to the extent the repurchased value of the surrendered shares exceeds the amount paid for the shares and the said gains to non-residents of Canada are presently subject to a withholding tax between 15% and 25%.

Undertakings for Alabama Residents

DILUTION

Our net tangible book value at October 31, 2007, after giving effect of the dividends paid February 15, 2008, totaling $178,000,000, was $404,749,000, or $19.56 per share of common stock. Net tangible book value per share is equal to our total tangible assets less our total liabilities divided by the number of outstanding shares of common stock. After giving pro forma effect to the sale by us of the 7,230,000 shares offered pursuant to the 2008 plans at an offering price of $23.50 per share and the receipt of the estimated net proceeds to us from the offering, our pro forma net tangible book value at October 31, 2007, after giving effect of the dividend paid February 15, 2008, totaling $178,000,000, would have been approximately $574,654,000, or approximately $20.58 per share of common stock.

This amount represents an immediate increase in the pro forma net tangible book value per share of $1.02 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value per share to new investors of approximately $2.92 per share. The following table illustrates this per share dilution.

Offering price per share		$23.50
Net tangible book value per share before this offering	$19.56
Pro forma net tangible book value increase per share attributable to this offering	$1.02
Pro forma net tangible book value per share after this offering		$20.58

Pro forma net tangible book value dilution per share to new investors		$2.92

Undertakings for California Residents

PCL employees who reside in California will only be offered Class 3 common shares of PCL Employees Holdings Ltd. In order to comply with state securities regulations governing repurchase rights in connection with shares offered in California, PCL has made the undertakings for the benefit of all California residents who purchase shares pursuant to the Plans:

•

to exercise or waive its right of first refusal pursuant to the Unanimous Shareholder Agreement within 30 days after receiving notice that a California shareholder has received a third party offer to purchase his or her shares;

•

to pay the purchase price upon exercise of its right of first refusal under the Unanimous Shareholder Agreement not later than 60 days after receiving notice that a California shareholder has received a third party offer to purchase his or her shares, provided that the California shareholder has tendered his or her shares for payment within such 60-day period;

•	to exercise or waive its option to purchase shares from any California employee whose employment is terminated within 90 days after the termination of his or her employment; and

•

to refrain from exercising its right to repurchase the shares of a California shareholder who reaches the age of 64 (although PCL retains the right to repurchase shares of a California employee who dies or becomes disabled or whose employment is terminated pursuant to other applicable provisions of the Unanimous Shareholders Agreement, without regard to his or her age).

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Code and does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Code, treasury regulations promulgated under the Code, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. Holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any tax advice contained in this document (including any attachment) is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed on any taxpayer by the IRS; (ii) such advice was written in connection with the promotion or marketing of the matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

U.S. Holders

As used herein, a “U.S. Holder” includes any person, with the exception of those subject to special provisions of federal income tax law, who holds our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source, a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Note that PCL withholds 15% Canadian tax on dividends paid to US residents. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Dividends paid in Canadian dollars will be included in income in an U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of PCL. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Disposition of Our Common Shares

A U.S. Holder will recognize a gain or loss upon the sale (i.e. repurchase) of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

As discussed above, the Canadian tax treatment of dispositions results in a 15% withholding tax on the portion deemed to be a dividend, and potentially a 25% withholding tax on the proceeds net of any deemed dividend in situations where a clearance certificate is not available. Such Canadian taxes withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder United States income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for certain foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder’s expected economic profit, after non-U.S. taxes, is insubstantial.

The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Other Considerations

In the following two circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of our common shares, although we do not believe that we are either a “Controlled Foreign Corporation,” or a “Passive Foreign Investment Company,” as discussed below.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares (“U.S. Shareholders”), we could be treated as a “controlled foreign corporation” or a “CFC” under Subpart F of the Code. For these purposes, stock held by related U.S. Shareholders is treated as held by a single U.S. Shareholder. If we were classified as a CFC and as a Passive Foreign Investment Company (as discussed below), CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would create many complex results, including the required inclusion by such U. S. Shareholders in income of their pro rata share of “Subpart F Income” (as specially defined by the Code) of PCL, and of our earnings invested in U.S. property. In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Code) at any time during the five-year period ending with the sale or exchange is generally treated as a dividend to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of Subpart F of the Code to which this discussion relates, a more detailed review of these rules is outside of the scope of this discussion.

Passive Foreign Investment Company

Section 1297 of the Code defines a “passive foreign investment company” or “PFIC” as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if PCL elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. PCL does not believe that it will be a PFIC for the current fiscal year or for future years. Whether PCL is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of PCL’s income and assets, including cash. If PCL is a PFIC as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The first regime imposes a special shareholder tax and interest charge on the deferral benefits enjoyed by U.S. Holders by virtue of their PFIC investment. The second regime allows shareholders, under special circumstances, to elect to have their share of PFIC earnings taxed currently, in order to avoid the special shareholder tax and interest charge of the first regime. U.S. Holders should be aware, however, that if PCL becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat PCL as a “qualified electing fund” for purposes of the second regime. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in PCL.

EXPERTS

The financial statements incorporated by reference in this Prospectus from PCL’s Annual Report on Form 20-F have been audited by KPMG LLP, independent registered public accounting firm, for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. The audit report covering the October 31, 2007 financial statements refers to the adoption of new accounting pronouncements relating to the recognition and measurement of financial instruments and disclosure and presentation of comprehensive income in 2007.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon for the Company by Reynolds Mirth Richards & Farmer LLP, Edmonton, Alberta, Canada, counsel to the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual and special reports and other information with the SEC under the Exchange Act. You may read and copy any document we file at the SEC’s public reference room at the following address:

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings also are available from the SEC’s Internet site at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to investors by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information contained directly in this document. This Prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

The Company hereby incorporates by reference in this Prospectus its Annual Report on Form 20-F for the fiscal year ended October 31, 2007 and all other reports, if any, filed pursuant to Section 13(a) or 15(d) of the Exchange Act since October 31, 2007. All documents that PCL files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment with the SEC, which indicates that all shares offered pursuant to this Prospectus have been sold or which deregisters all such shares then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, additional or updating information about the Plans, as well as copies of any or all of the documents which are incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such information or documents should be directed to Ms. Sheila Schmuland, address: 5410 – 99 Street, Edmonton, Alberta, T6E 3P4, telephone: (780) 733-5041.

Part II

Information Required in the Registration Statement

Item 3. Incorporation of Documents By Reference.

The Company hereby incorporates by reference its Annual Report on Form 20-F for the fiscal year ended October 31, 2007 and all other reports, if any, filed pursuant to Section 13(a) or 15(d) of the Exchange Act since October 31, 2007.

All documents that the Company files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment with the SEC, which indicates that all shares offered pursuant to this Registration Statement have been sold or which deregisters all such shares then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

Under the Alberta Business Corporations Act (“ABCA”), PCL Employees Holdings Ltd. (“PCL”) may indemnify a director or officer of PCL, a former director or officer of PCL or a person who acts or acted at PCL’s request as a director or officer of a body corporate of which PCL is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation or body corporate. The foregoing is subject to the conditions that the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful. In respect of an action by or on behalf of PCL or the body corporate to procure a judgment in its favor, the foregoing is subject to the further condition that PCL obtain court approval.

Under the ABCA, a person referred to in the foregoing paragraph is entitled to indemnity from PCL in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of PCL or the body corporate, if such person is substantially successful on the merits in the person’s defense of the action or proceeding, fulfils the conditions in the foregoing paragraph and is fairly and reasonably entitled to indemnity. PCL may advance funds to a person in order to defray the costs, charges and expenses of a proceeding referred to in the foregoing paragraph, but if such person does not meet the foregoing conditions of entitlement to indemnity, such person must repay the funds advanced. PCL may purchase and maintain insurance for the benefit of any person referred to in the foregoing paragraph against any liability incurred by the person in the person’s capacity as a director or officer of PCL or in the person’s capacity as a director or officer of another body corporate, acting in that capacity at PCL’s request. PCL’s entitlement to purchase and maintain such insurance does not extend to a liability that relates to the person’s failure to act honestly and in good faith with a view to the best interests of PCL or the body corporate, as the case may be.

Bylaws

PCL’s bylaws require that, to the extent permitted by the ABCA, PCL shall indemnify a person that PCL is permitted to indemnify pursuant to the ABCA.

Under PCL’s bylaws, PCL may indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a proceeding by or in the right of PCL) by reason of the fact that such person is or was an employee or agent of PCL, or is or was serving at the request of PCL as a director, officer, employee, agent of or participant in another entity, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by such person in connection with such action, suit or proceeding. The foregoing is subject to the conditions that such person acted honestly and in good faith with a view to the best interests of PCL and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. To the extent that a person who is or was an employee or agent of PCL has achieved complete or partial success as a defendant in any such action, suit or proceeding, such person is entitled to be indemnified by PCL against all costs, charges and expenses actually and reasonably incurred by such person in that regard.

Provisions respecting indemnification of a person under PCL’s bylaws continue if such person has ceased to be a director, officer, employee or agent and extend to the benefit of such person’s heirs and legal representatives.

Unanimous Shareholder Agreement

PCL’s Unanimous Shareholder Agreement defines “Acting Officers” as the shareholders, directors, managing directors and officers for the time being of PCL and its subsidiaries and affiliates, acting in relation to the affairs of PCL or its subsidiaries or affiliates. Under the Unanimous Shareholder Agreement, PCL may indemnify its Acting Officers from actions, costs, charges, losses, damages and expenses, including legal expenses, which they incur in relation to the execution of their duties or purported duties or in carrying out any acts at the request of PCL or any of its subsidiaries or affiliates. The foregoing does not apply in respect of acts or omissions by an Acting Officer with the subjective intent of doing wrong.

Insurance

PCL has purchased director and officer liability insurance which has an annual aggregate limit of liability of US$15,000,000.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of PCL Employees Holdings Ltd. (incorporated by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F for the fiscal year ended October 31, 2005 as filed with the Securities and Exchange Commission on March 3, 2006)

3.2	Bylaws of PCL Employees Holdings Ltd. (incorporated by reference to Exhibit 1.2 of the Registrant’s Registration Statement on Form 20-F as filed with the Securities and Exchange Commission on May 18, 2005)

4.3	PCL Employees Holdings Ltd. Unanimous Shareholder Agreement dated Effective May 1, 1988 (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form 20-F as filed with the Securities and Exchange Commission on May 18, 2005)

4.4	PCL Employees Holdings Ltd. Universal 2008 Class 1 Employee Common Share Purchase Plan

4.5	PCL Employees Holdings Ltd. Universal 2008 Class 3 Employee Common Share Purchase Plan

4.6	PCL Employees Holdings Ltd. Regular 2008 Class 1 Employee Common Share Purchase Plan

4.7	PCL Employees Holdings Ltd. Regular 2008 Class 3 Employee Common Share Purchase Plan

5.1	Opinion of Reynolds Mirth Richards & Farmer LLP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Reynolds Mirth Richards & Farmer LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on the signature page to this registration statement).

Item 9. Undertakings.

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edmonton, Province of Alberta, on the 10th day of March, 2008.

PCL EMPLOYEES HOLDINGS LTD.

By:	/s/ Ross A. Grieve
Ross A. Grieve, President and
Chief Executive Officer

We, the undersigned officers and directors of PCL Employees Holdings Ltd. hereby severally constitute and appoint Gordon D. Maron and Gordon H. Stephenson, and each of them, our true and lawful attorneys with full power to either of them, and to each of them singly, in any and all capacities, to sign any amendments to this registration statement on Form S-8 including amendments and any related registration statements filed pursuant to Rule 462(b), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Ross A. Grieve	Director, President and Chief Executive Officer	March 10, 2008
Ross A. Grieve

/s/ Gordon D. Maron	Vice President, Secretary and Treasurer	March 10, 2008
Gordon D. Maron	(Principal Financial Officer and Principal Accounting Officer)

/s/ Henry R. Gillespie	Director	March 10, 2008
Henry R. Gillespie

/s/ Joseph D. Thompson	Director	March 10, 2008
Joseph D. Thompson

/s/ Garnet K. Wells	Director	March 10, 2008
Garnet K. Wells